UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Sale and Purchase and Investment Agreement

On December 31, 2024, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), entered into a sale and purchase and investment agreement (the “Agreement”) with XX Settembre Holding S.r.l., an Italian limited liability company (“XX Settembre”), relating to the acquisition of the Italian Serie B football club named Juve Stabia (the “Club”), by the Company, through the Club’s owner and manager, S.S. Juve Stabia S.r.l., an Italian limited liability company (“Juve Stabia”), whose sole shareholder is XX Settembre.

Pursuant to the Agreement, the Company will acquire from XX Settembre over three closings, on December 31, 2024 (the “First Closing”), January 31, 2025 (the “Second Closing”), and March 31, 2025 (the “Third Closing”), a total of 51.73% of the issued and outstanding share capital of Juve Stabia after such acquisition (the “Share Capital”). The Company will own 21.74%, 38.46%, and 51.73% of Juve Stabia’s share capital as a result of the First Closing, the Second Closing and the Third Closing, respectively.

As consideration for the Share Capital, the Company will pay XX Settembre an aggregate purchase price of €3,000,000, or €1,000,000 at each closing, using a combination of cash and the issuance of Class B Ordinary Shares, $0.005 nominal value per share, of the Company (“Class B Ordinary Shares”), which will be calculated using the exchange rate of $1.04 per €1.00. At the First Closing, the Company issued XX Settembre €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. At each of the Second Closing and the Third Closing, the Company will pay XX Settembre €500,000 in cash and issue €500,000 in Class B Ordinary Shares at a price per share equal to the volume-weighted average price (“VWAP”) of the Class B Ordinary Shares, calculated over the 15 trading days immediately preceding the second business day preceding the Second Closing and the Third Closing, respectively.

In addition, the Company will increase the share capital of Juve Stabia by an aggregate amount of €1,500,000 at each closing. At the First Closing, the Company paid Juve Stabia €500,000 in cash and issued €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. At the Second Closing, the Company will pay Juve Stabia pay €500,000 in cash and issue €1,000,000 in Class B Ordinary Shares at a price per share equal to the VWAP of the Class B Ordinary Shares, calculated over the 15 trading days immediately preceding the second business day preceding the Second Closing. At the Third Closing, the Company will pay Juve Stabia €1,500,000 in cash.

Furthermore, the Agreement provides for bonus payments of (i) €500,000 in Class B Ordinary Shares payable to XX Settembre if the Club accesses the promotion playoffs to Serie A in the 2024-25 season and (ii) €5,000,000 in Class B Ordinary Shares payable to XX Settembre if the Club is promoted to Serie A at the conclusion of the 2024-25 season.

The Agreement contains customary covenants including those as to due diligence, confidentiality, and representations and warranties of the Company and XX Settembre.

The Agreement is filed as Exhibit 1.1 to this report on Form 6-K, and this description of the Agreement is qualified in its entirety by reference to such exhibit.

Issuance of Press Release

On December 31, 2024, the Company issued a press release announcing the Agreement. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
1.1	Sale and Purchase and Investment Agreement, dated December 31, 2024, by and among Brera Holdings PLC and XX Settembre Holding S.r.l.
99.1	Press Release dated December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2025	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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